CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

96% Protected Currency-Linked Notes Due 2008	$4,777,000	$511.14

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $511.14 fee with respect to the $4,777,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,246,157.70 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 76 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated July 24, 2006
Rule 424(b)(2)

$4,777,000

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate

Unlike ordinary debt securities, the notes do not pay interest and do not guarantee a full return of principal at maturity. Instead, the notes will pay at maturity for each $1,000 principal amount of notes a minimum payment amount of $960 plus a supplemental redemption amount, if any, based on whether the Japanese yen strengthens relative to the European Union euro, as determined at maturity. In no event will the payment at maturity be less than the minimum payment amount of $960.

•	We may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.
•	The principal amount and issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	The minimum payment amount for each note is $960.
•	At maturity, you will receive, for each $1,000 principal amount of notes, the minimum payment amount plus a supplemental redemption amount, if any, based on the performance of the Japanese yen relative to the European Union euro. The supplemental redemption amount will equal $1,000 times (x) the exchange rate performance times (y) 135%, which we refer to as the participation rate; provided that the supplemental redemption amount will not be less than zero.
•	The exchange rate performance, which may be positive or negative, will equal (i) the initial exchange rate less the final exchange rate divided by (ii) the initial exchange rate.
➢	The initial exchange rate is 147.33325, the European Union euro/Japanese yen exchange rate on July 24, 2006, the day we priced the notes for initial sale to the public.
➢	The final exchange rate will equal the European Union euro/Japanese yen exchange rate on January 24, 2008, which we refer to as the valuation date.
•	If the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the principal amount of $1,000 per note at maturity. In no event however, will you receive less than the minimum payment amount of $960.
•	Investing in the notes is not equivalent to investing in the Japanese yen or the European Union euro.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 61746SCV9.

You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”

The notes involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100% PER NOTE

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per note	100%	1.50%	98.50%
Total	$4,777,000	$71,655	$4,705,345

(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The notes offered are medium-term debt securities of Morgan Stanley. The return on the notes is linked to the performance of the Japanese yen relative to the European Union euro. These notes combine features of a debt investment and a foreign currency option by offering at maturity repayment of 96% of the issue price with the opportunity to participate in the appreciation, if any, of the Japanese yen relative to the European Union euro. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the percentage appreciation, if any, of the value of the Japanese yen relative to the European Union euro.

Each note costs $1,000

We, Morgan Stanley, are offering you 96% Protected Currency-Linked Notes due February 4, 2008, Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate, which we refer to as the notes. The principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity

The Minimum Payment Amount Provides Only 96% Principal Protection

Unlike ordinary debt securities, the notes do not pay interest. Instead, at maturity, for each note that you hold, you will receive the minimum payment amount of $960 plus a supplemental redemption amount, if any, based on the performance of the Japanese yen relative to the European Union euro. However, if the exchange rate performance (being the percentage change, whether negative or positive, in the value of the Japanese yen relative to the European Union euro) is less than, equal to, or not sufficiently greater than, zero, you will receive less than the principal amount of $1,000 per note at maturity.

Payment at Maturity

             The payment at maturity will be calculated as follows:

Payment at maturity = minimum payment amount + supplemental redemption amount

Beginning on PS-6, we have provided examples of hypothetical payouts on the notes.

The Supplemental Redemption Amount is Linked to the Performance of the
Japanese Yen Relative to the European Union Euro

The supplemental redemption amount will equal (i) $1,000 times (ii) the exchange rate performance times (iii) 135%, which we refer to as the participation rate; provided that the supplemental redemption amount will not be less than zero. The supplemental redemption amount will be calculated as follows:

If the exchange rate performance is equal to or less than zero, the supplemental redemption amount will be zero. In that case, you will receive at maturity only the minimum payment amount of $960 for each $1,000 principal amount of notes that you hold and will not receive any supplemental redemption amount.

You can review the table of historical high, low and quarter-end daily European Union euro/Japanese yen exchange rate (expressed as the number of units of Japanese yen per one European Union euro) for each calendar quarter in the period from January 1, 2001 through July 24, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.” You should review the section of this pricing supplement called “Risk Factors” on page PS-8. You cannot predict the future performance of the Japanese yen relative to the European Union euro based on its historical performance.

You may revoke your offer to purchase the notes prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

MSCS will be the calculation agent	We have appointed our affiliate, Morgan Stanley Capital Services, Inc., which we refer to as MSCS, to act as calculation agent for JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), the trustee for our senior notes. As calculation agent, MSCS has determined the initial exchange rate and will determine the final exchange rate and the exchange rate performance, and will calculate the supplemental redemption amount, if any, you will receive at maturity.

Although the matter is not free from doubt, the notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes	Although the matter is not free from doubt, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as set forth in this pricing supplement) of the notes even though no stated interest will be paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and, specifically the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes

The notes are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Currency-Linked Notes” and in the section of the prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities”.

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement. You should also read about some of the risks involved in investing in notes in the section called “Risk Factors.” The tax treatment of investments in currency-linked notes such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES

     At maturity, if the exchange rate performance is greater than zero, for each $1,000 principal amount of notes that you hold, you will receive the minimum payment amount of $960 plus a supplemental redemption amount calculated on the valuation date as follows: (i) $1,000 times (ii) the exchange rate performance times (iii) 135%. If the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the $1,000 principal amount at maturity.

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example 1:

The Japanese yen has appreciated significantly relative to the European Union euro and the exchange rate performance is positive.

Minimum payment amount:	$960
Participation rate:	135%
Initial exchange rate:	147.33325
Hypothetical final exchange rate:	132.59993

     The exchange rate performance will equal:

     Using the above hypothetical initial and final exchange rates, the exchange rate performance is calculated as follows:

     In this example, the Japanese yen has strengthened 10% relative to the European Union euro.

     The supplemental redemption amount will equal:

Supplemental redemption amount = $1,000      x      (exchange rate performance      x      participation rate)

     So, using the hypothetical example above,

Supplemental redemption amount = $1,000      x      10%      x      135%      =      $135

     Therefore, in this example, the total payment at maturity per note will equal $1,095, which is the sum of the minimum payment amount of $960 and a supplemental redemption amount of $135.

Example 2:

The Japanese yen has appreciated relative to the European Union euro, but not sufficiently to result in a positive return on the notes.

Minimum payment amount:	$960
Participation rate:	135%
Initial exchange rate:	147.33325
Hypothetical final exchange rate:	144.38659

Therefore,

Supplemental redemption amount per note = $1,000      x      2%      x      135%      =      $27

     In this example, whilst the Japanese yen has appreciated 2% relative to the European Union euro over the term of the notes, the supplemental redemption amount is only $27 and your total payment at maturity per note will be $987, which is less than the principal price of the notes. Accordingly, despite the strengthening of the Japanese yen and the leveraged participation in the appreciation, the appreciation of the Japanese yen relative to the European Union euro over the term of the notes is not sufficient to ensure you receive the full amount of your investment back.

Example 3:

The Japanese yen has depreciated relative to the European Union euro and the exchange rate performance is negative.

Minimum payment amount:	$960
Participation rate:	135%
Initial exchange rate:	147.33325
Hypothetical final exchange rate:	162.06657

Therefore,

Supplemental redemption amount per note	=	the greater of:

		(a) $0; and

		(b) $1,000 x –10% (less than zero) x 135%

	=	$0

     In this example, the Japanese yen has weakened by approximately 10% relative to the European Union euro over the term of the notes. Accordingly, the exchange rate performance is less than zero. Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $960 minimum payment amount, which represents a 4% loss on the principal amount of the notes.

     You can review a table of historical high, low and quarter-end daily European Union euro/Japanese yen exchange rate (expressed as the number of units of Japanese yen per one European Union euro) for each calendar quarter in the period from January 1, 2001 through July 24, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.”

RISK FACTORS

     The notes are not secured debt and investing in the notes is not equivalent to investing directly in the Japanese yen or the European Union euro. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Unlike ordinary senior notes, the notes do not pay interest	The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes and the notes do not guarantee a full return of the principal amount at maturity. Because of the variable nature of the supplemental redemption amount due at maturity, which may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security and may be less than your initial investment in the notes. The return of only the minimum payment amount at maturity will result in a loss on your investment in the notes. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental amount based on the performance of the Japanese yen relative to the European Union euro.

The notes may pay less than the principal amount at maturity	We do not guarantee full return of principal at maturity. If the supplemental redemption amount due at maturity is equal to zero, you will receive at maturity for each $1,000 principal amount of notes that you hold only the minimum payment amount of $960. If the exchange rate performance is less than, equal to, or not sufficiently greater than, zero, you will receive less than the $1,000 principal amount per note at maturity.

Your return will be affected by the risks related to the European Union euro/Japanese yen exchange rate

Fluctuations in the exchange rate between the European Union euro and the Japanese yen will affect the value of the notes.

The exchange rate between the European Union euro and the Japanese yen is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and Europe (particularly member nations of the European Union which are part of the euro zone), including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

  existing and expected rates of inflation,

  existing and expected interest rate levels,

  the balance of payments, and

  the extent of governmental surpluses or deficits in Japan and in Europe (particularly member nations of the European Union which are part of the euro zone).

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union, Japan, the governments of the European Union member nations, particularly those which are part of the euro zone, and other countries important to international trade and finance.

You can review a table of historical high, low and quarter-end daily European Union euro/Japanese yen exchange rate (expressed as the number of units of Japanese yen per one European Union euro) for each calendar quarter in the period from January 1, 2001 through July 24, 2006, as published by Bloomberg Financial Markets for such periods and a related graph in this pricing supplement under “Description of Notes—Historical Information.”

You cannot predict the future performance of the Japanese yen relative to the European Union euro based on its historical performance. In addition, there can be no assurance that the Japanese yen will strengthen relative to the European Union euro, or that the exchange rate performance will be positive. If the exchange rate performance is zero or less, you will receive at maturity only the minimum payment amount with respect the notes you hold.

The notes will not be listed	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Market price of the notes will be influenced by many unpredictable factors

Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. As noted above, we expect that the exchange rate of the Japanese yen for the European Union euro on any day will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:

  the volatility (frequency and magnitude of changes in value) of the Japanese yen relative to the European Union euro,

  interest and yield rates in the U.S. market, the European Union and Japan,

  geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the European Union euro, the Japanese yen or currencies markets generally and that may affect the final exchange rate, the time remaining to the maturity of the notes, and

  our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the principal amount if at the time of sale the Japanese yen has not strengthened or has weakened relative to the European Union euro or if interest rates rise.

Intervention in the currency markets by Japan or the European Union could materially and adversely affect the value of the notes	Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country (or economic region, in the case of the European Union euro). Foreign exchange rates can be fixed by the government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including Japan and the European Union, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that any floating exchange rate should become fixed or any fixed exchange rate should be allowed to float. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the European Union euro or Japanese yen, or any other currency.

A weakening in the exchange rate of the Japanese yen relative to the European Union euro will have a material adverse effect on the value of the notes and the return on an investment in the notes.

Even though currencies trade around-the-clock, the notes will not	The Interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the Japanese yen and the European Union euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the exchange rate used to calculate the supplemental redemption amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices	Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Suspension or disruptions of market trading in the Japanese yen and/or the European Union euro may adversely affect the value of the notes	The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the European Union euro/Japanese yen exchange rate and, therefore, the value of the notes.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the notes.

As calculation agent, MS & Co. has determined the initial exchange rate and will determine the final exchange rate and the exchange rate performance, and calculate the supplemental redemption amount, if any, you will receive at maturity. Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the calculation of the exchange rate in the event of a discontinuance of reporting of the exchange rate, may affect the payout to you at maturity. See the sections of this pricing supplement called “Description of Notes—Exchange Rate” and “—Price Materiality Event.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes. The subsidiaries through which we hedge our obligations under the notes expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the exchange rate	MS & Co. and other affiliates of ours have carried out hedging activities related to the notes (and possibly to other instruments linked to the Japanese yen or the European Union euro), including trading in forward and options contracts on the Japanese yen and the European Union euro as well as in other instruments related to the Japanese yen or the European Union euro. MS & Co. and some of our other subsidiaries also trade the Japanese yen and the European Union euro and other financial instruments related to the Japanese yen or the European Union euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the day we priced the notes for initial sale to the public could have potentially decreased the initial exchange rate (i.e. cause the Japanese yen to strengthen relative to the European Union euro) and, as a result, could have decreased the exchange rate at which the Japanese yen must close on the valuation date before you receive a payment at maturity that exceeds the minimum payment amount of the notes. Additionally, such hedging or trading activities on any day prior to the original issue date on which we increase the aggregate principal amount of the notes, or during the term of the notes could potentially affect the European Union euro/Japanese yen exchange rate on the valuation date and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “Notes” refers to each $1,000 principal amount of any of our 96% Protected Currency-Linked Notes Due February 4, 2008, Based on the Performance of the European Union Euro/Japanese Yen Exchange Rate. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$4,777,000

Original Issue Date (Settlement Date )	August 4, 2006

Maturity Date	February 4, 2008

Valuation Date	January 24, 2008, the seventh Business Day prior to the Maturity Date.

Interest Rate	None

Specified Currency	U.S. dollars

CUSIP Number	61746SCV9

Minimum Denominations	$1,000

Issue Price	$1,000 (100%)

Maturity Redemption Amount

At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 principal amount of each Note an amount in cash equal to the Minimum Payment Amount plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Minimum Payment Amount	$960

Supplemental Redemption Amount	The Supplemental Redemption Amount will equal (i) $1,000 times (ii) the Exchange Rate Performance times (iii) the Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero. The Calculation Agent will calculate the Supplemental Redemption Amount on the Valuation Date.

Exchange Rate Performance	The Exchange Rate Performance is a percentage, whether positive or negative, described by the following formula: Initial Exchange Rate – Final Exchange Rate Initial Exchange Rate

Participation Rate	135%

Exchange Rate

Exchange Rate means, on any day, the rate for conversion of the Japanese yen into European Union euros (expressed as the number of units of Japanese yen per one European Union euro) as determined by reference to the rate displayed on the Reuters Page on such day, as determined by the Calculation Agent; provided that (i) if no such rate is displayed on such Reuters Page for such day, or (ii) the Calculation Agent determines in good faith that the rate so displayed on such Reuters Page is manifestly incorrect, the Exchange Rate will equal the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of exchange rates for conversion of the Japanese yen into European Union euros determined by at least five independent leading dealers, selected by the Calculation Agent (the “Reference Dealers”) in the underlying market for the Japanese yen taking into consideration the latest available quote for such exchange rate and any other information deemed relevant by such Reference Dealers; provided further that if (i) the difference between the highest and lowest exchange rates for conversion of the Japanese yen determined by the Reference Dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the Calculation Agent is unable to obtain five such quotes from the Reference Dealers on such date for any reason, the Exchange Rate shall be the exchange rate as determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent.

Quotes of MSCS or any of its affiliates may be included in the calculation of any mean described above, but only to the extent that any such bid is the highest of the quotes obtained.

Initial Exchange Rate	147.33325, the Exchange Rate on July 24, 2006, the day we priced the Notes for initial sale to the public.

Final Exchange Rate	The Exchange Rate on the Valuation Date as determined by the Calculation Agent.

Book Entry Note or Certificated Note	Book Entry. The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the Notes. Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with

DTC’s procedures. For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Securities Offered on a Global Basis Through the Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Reuters Page	The display page “WMRSPOT40” on the Reuters Monitor Money Rates Service (“Reuters”) or any other display page that may replace that display page on Reuters and any successor service thereto.

Alternate Exchange Calculation in Case of an Event of Default

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will be equal to the Minimum Payment Amount plus the Supplemental Redemption Amount, if any, determined as though the Exchange Rate on the Valuation Date were the Exchange Rate on the date of acceleration.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent

Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Exchange Rate, the Exchange Rate Performance and the Supplemental Redemption Amount, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Exchange Rate, the Exchange Rate Performance and the Supplemental Redemption Amount. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Information	The following table sets forth the published high, low and end of quarter daily European Union euro/Japanese yen exchange rate, expressed as the number of units of Japanese yen per one European Union euro, for each calendar quarter from January 1, 2001 to July 24, 2006, as published by Bloomberg Financial Markets for such periods. As set forth in the following table, a high exchange rate for a given quarter indicates a weakening of the Japanese yen relative to the European Union euro, while a low exchange rate indicates a relative strengthening of the Japanese yen relative to the European Union euro. The graph following the table sets forth the historical performance of the European Union euro/Japanese yen exchange rate for the same period, expressed as the number of units of Japanese yen per one European Union euro. We obtained the information in the table and graph from Bloomberg Financial Markets, without independent verification. In addition, the daily exchange rates published by Bloomberg Financial Markets may differ from the Exchange Rate as determined on the Reuters Page pursuant to “Exchange Rate” above. We will not use Bloomberg Financial Markets to determine the applicable Exchange Rate. The historical rates and performance of the European Union euro/Japanese yen exchange rate as set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the Exchange Rate Performance will be greater than zero or that the Japanese yen will appreciate relative to the European Union euro over the term of the notes so that you will receive any Supplemental Redemption Amount.

European Union Euro/Japanese Yen Historical High, Low and Period End Exchange Rates January 1, 2001 through July 24, 2006 (expressed as units of Japanese yen per European Union euro)

	High	Low	Period End

2001
First Quarter	112.77	104.48	110.80
Second Quarter	112.91	100.81	105.93
Third Quarter	110.58	105.11	108.85
Fourth Quarter	117.14	107.13	116.03
2002
First Quarter	119.37	112.41	115.67
Second Quarter	119.14	114.26	118.58
Third Quarter	121.24	114.83	120.18
Fourth Quarter	125.14	120.50	124.19
2003
First Quarter	130.54	124.43	129.20
Second Quarter	140.64	128.03	137.91
Third Quarter	138.11	125.73	129.98
Fourth Quarter	135.00	124.95	134.26
2004
First Quarter	138.55	128.29	128.74
Second Quarter	137.49	126.05	132.67
Third Quarter	137.29	131.75	136.85
Fourth Quarter	141.30	134.27	140.54
2005
First Quarter	140.15	133.13	138.89
Second Quarter	139.99	130.98	134.28
Third Quarter	138.54	132.84	136.51
Fourth Quarter	143.25	136.02	139.48
2006
First Quarter	143.36	137.55	142.71
Second Quarter	146.37	141.13	146.37
Third Quarter (through
July 24, 2006)	147.80	145.52	147.42

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries. The original issue price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the day we priced the Notes for initial sale to the public, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in forwards, futures and options contracts on the Japanese yen and European Union euro. Such purchase activity could potentially have decreased the European Union euro/Japanese yen exchange rate (i.e. cause the Japanese yen to strengthen relative to the European Union euro), and, therefore, decreased the exchange rate at which the Japanese yen must close on the Valuation Date before you would receive at maturity a payment that exceeds the Minimum Payment Amount of the Notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Valuation Date, by purchasing and selling the Japanese yen or European Union euro or forwards or options contracts on the Japanese yen and European Union euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging activities, including by selling any such currencies or instruments on the Valuation Date. We cannot give any assurance that our hedging activities will not affect the value of the European Union euro/Japanese yen exchange rate and, therefore, adversely affect the value of the Japanese yen on the Valuation Date or the payment that you will receive at maturity.

Supplemental Information Concerning Plan of Distribution	Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of 1.50% per Note to other dealers, which may include Morgan Stanley DW, Inc., Morgan Stanley & Co. International Limited and Bank Morgan Stanley AG. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on August 4, 2006, which will be the ninth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account. The Agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

ERISA Matters for Pension Plans and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

United States Federal Income Taxation	The following summary is based on the opinion of Davis Polk & Wardwell, our counsel. The U.S. federal income tax treatment of the Notes to a U.S. Holder will depend on whether the “denomination currency” (as defined in the applicable Treasury regulations) of the Notes is the U.S. dollar. We have determined that the denomination currency of the Notes is the U.S. dollar. Accordingly, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments. Although the matter is not free from doubt, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes. The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the Notes on a constant yield basis in each year that they hold the Notes, even though no stated interest will be paid on the Notes. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will generally be treated as ordinary income.

The rate of accrual of OID on the Notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement. We have determined that the comparable yield will be an annual rate of 5.5650% compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,085.94 due at maturity.

Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through
December 31, 2006	$22.5692	$22.5692
January 1, 2007 through
June 30, 2007	$28.4530	$51.0222
July 1, 2007 through
December 31, 2007	$29.2447	$80.2668
January 1, 2008 through
February 4, 2008	$5.6777	$85.9445

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of

U.S. Holders’ OID accruals and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.